Elektros, Inc.

1626 South 17th Avenue

Hollywood, Florida

September 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Erin Purnell, Staff Attorney

Re:	Elektros, Inc.

Offering Statement on Form 1-A

File No. 024-11500

REQUEST FOR ACCELERATION OF QUALIFICATION

Dear Ms. Purnell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Elektros, Inc. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11500), as amended (the “Offering Statement”), so that it may become qualified at 10:00 a.m. Eastern Daylight Time on September 27, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Shlomo Bleier, of Elektros, Inc. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualification by email or telephone call at (401) 641-0405.

Best Regards,

ELEKTROS, INC.

/s/ Shlomo Bleier
Shlomo Bleier
Chief Executive Officer